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EXHIBIT 4.16

Agreement among Vivo Participações S.A., Ericsson and Huawei—English summary.

In August 2006, we began installing a new network based on GSM/GPRS/EDGE technology, with a core dual 2G/3G and 2G access, which will be superimposed onto the current CDMA network of Vivo, with completion scheduled for December 31, 2010. Such implementation includes acquiring all the hardware, software and engineering services necessary as well as installation, configuration, integration, testing, activation and temporary operation of the respective elements. The contracts also include the SW updates and the furnishing of the new features, guarantees, support and management, as well as O&M and integration with the network system management, the interaction capability of the networks to function with other operators and integrating with the service platforms. The total cost of this new network is R$1,089 million.

Vivo signed contracts with Ericsson and Huawei on August 4, 2006 to deploy the GSM network on its current CDMA network.

Scope of contract:

Suppliers will provide Vivo with the core voice and data networks (Ericsson only) as well as the radio access (Ericsson and Huawei) for a GSM overlay which should evolve to UMTS.

Around 6,900 radio base stations will be deployed and would cover most of the country, with vendors responsible for the whole roll out of the project, including network design, planning, consultancy, customer support and training. In order to guarantee quality of service, Vivo defined a comprehensive set of Key Performance Indicators to be fulfilled by the vendors.

The project has the following two phases:

Phase 1: Capacity installation: 53,000 Erl by January 31, 2007;

Phase 2: Additional capacity installation: 53,000 Erl by December 31, 2007, leading to a total of 106,000 Erl.